Fax: 215.864.8999 jaslowp@ballardspahr.com

Mary J Mullany Tel: 215.864.8631 Fax: 215-864-8999 mullany@ballardspahr.com

December 12, 2022

By EDGAR

Division of Corporation Finance Office of Life Sciences United States Securities and Exchange Commission Washington, D.C. 20549 Attn: Tara Harkins Eric Atallah

Re:	LAVA Therapeutics N.V. Form 20-F for the Fiscal Year Ended December 31, 2021 Filed March 24, 2022 File No. 001-40241

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated November 29, 2022 to Fred Powell, the Chief Financial Officer of LAVA Therapeutics N.V. (the “Company”), regarding the above-captioned Form 20-F. For your convenience, the Staff’s comments have been reproduced, followed by the Company’s response to such comment. The Company has elected to provide this response letter prior to filing its amended and restated Form 20-F pending resolution of the response to question 2 below.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 15: Controls and Procedures, page 110

1.	Please amend the filing to include management’s assessment of the effectiveness of disclosure controls and procedures as of December 31, 2021. We note the exception identified in Instruction 1 to Item 15 of Form 20-F does not apply to the required assessment in Item 15(a).

Division of Corporation Finance
United States Securities and Exchange Commission
December 12, 2022
Page 2

RESPONSE: The Company will file an Amended and Restated Form 20-F for the Fiscal Year Ended December 31, 2021 (the “Amended Form 20-F”) to include, under Item 15(a), management’s assessment of the effectiveness of disclosure controls and procedures as of December 31, 2021. Our proposed disclosure is set forth below.

“Disclosure Controls and Procedures

As of December 31, 2021, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Accordingly, even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Based on such evaluation, as of December 31, 2021, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to material weaknesses in our internal control over financial reporting primarily related to (a) the lack of consistent and documented risk assessment procedures and control activities related to our financial reporting, among which are a sufficient level of management review and approval, manual processes, roles and responsibilities, and adequate application and controls over information technology and (b) our ability to: (i) design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; and (ii) design and maintain controls over the preparation and review of journal entries and financial statements, including maintaining appropriate segregation of duties.

While we took steps during the year ended December 31, 2021 to remediate these material weaknesses and have enhanced our internal control over financial reporting in preparation for compliance with Section 404(a) of the Sarbanes-Oxley Act for the year ending December 31, 2022, such remediation measures have been operational for a limited period of time and have not been tested. As such, we cannot consider these material weaknesses as remediated as of December 31, 2021. We have therefore developed a remediation plan designed to address these material weaknesses and other existing deficiencies. Such plan

Division of Corporation Finance
United States Securities and Exchange Commission
December 12, 2022
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includes the redesign of critical processes and controls associated with internal control over financial reporting. Based on such plan, we are currently implementing additional processes and measures to ensure operating effectiveness. Specifically, we are implementing proper segregation of duties and management review and approvals across all key business processes, and have hired additional internal and external accounting resources. Although we intend to complete the remediation plan as soon as possible, we cannot guarantee at this time when such remediation steps will be completed, and management may determine the need to enhance other existing controls and procedures or implement additional controls as the remediation progresses.”

Item 17: Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

2.	We note that your independent registered public accounting firm did not opine on your January 1, 2020 consolidated statement of financial position. Please amend the filing to have your independent registered public accounting firm opine on this statement, or tell us why this is not considered necessary. Refer to Item 8(A)(3) of Form 20-F and Item 2-02 of Regulation S-X.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises that in accordance with paragraph 40A(b) of IAS 1, the additional comparative statement of financial position has been presented as an additional disclosure, as the change in reporting currency from Euro to USD disclosed in Note 2.c to our Annual Report on Form 20-F has a material effect on the information in the statement of financial position at the beginning of the period ended December 31, 2020.

As a consequence, the additional January 1, 2020 IFRS balance sheet is not a comparative financial statement contemplated by item 8(A)(3) of Form 20-F. Rather, it is a disclosure required by paragraph 40A(b) of IAS 1-IASB which has been audited together with the financial statements. Therefore, our independent registered public accounting firm does not refer to the additional January 1, 2020 IFRS balance sheet in its audit opinion.

We acknowledge the Company’s and its management’s responsibility for the accuracy and adequacy of the Company’s disclosures. Please contact me at (215) 864-8631 with any questions or comments you may have regarding this response. The Company’s management is available for discussion as needed to resolve these comments.

Very truly yours,

/s/ Mary J Mullany

Mary J. Mullany

MJM/lrk

Division of Corporation Finance
United States Securities and Exchange Commission
December 12, 2022
Page 4

cc:Fred Powell
Michael McNamara
Amy Garabedian